

November 17, 2021

Richard E. Muncrief
President and Chief Executive Officer
DEVON ENERGY CORP/DE
333 W. Sheridan Ave.
Oklahoma City, Oklahoma 73102-5015

> **Re: DEVON ENERGY CORP/DE**
> **Registration Statement on Form S-4**
> **Filed November 10, 2021**
> **File No. 333-260961**

Dear Mr. Muncrief:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Purcell, Law Clerk, at 202-551-5351 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Michael J. Hong